UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (APRIL 8, 2002)

                                DIVERSINET CORP.

--------------------------------------------------------------------------------
                              (Name of Registrant)


         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
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                    (Address of principal executive offices)


1.   Material Change Report dated April 5, 2002

2.   Confirmation of Mailing - dated April 2, 2002


Indicate by check mark whether the Registrant files or will file annual reports
under cover  of    Form 20-F or Form 40-F

Form 20-F      X           Form 40-F
          ----------                 ----------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES         NO   XXX
    ------      ------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                DIVERSINET CORP. - SEC FILE NO.0-23304
                                --------------------------------------
                                            (REGISTRANT)



DATE: APRIL 8, 2002            BY:  /s/ DAVID HACKETT
                                  --------------------------------------
                                  DAVID HACKETT, CHIEF FINANCIAL OFFICER

                                 SECURITIES ACT
                             MATERIAL CHANGE REPORT

ITEM  1     REPORTING  ISSUER

               Diversinet  Corp.
               2225  Sheppard  Avenue  East
               Suite  1700
               Toronto,  Ontario
               M2J  5C2

ITEM  2     DATE  OF  MATERIAL  CHANGE

               April  4,  2002

ITEM  3     PRESS  RELEASE

               A press release with respect to the material change described herein was issued on April 4, 2002.

ITEM  4     SUMMARY  OF  MATERIAL  CHANGE

               Diversinet Corp. (the "Corporation") announced that it has completed a private placement through Allen & Company Incorporated ("Allen"), as underwriter, of 5,186,708 shares of the Company's Common Stock (the "Shares") for gross proceeds of US$3,112,022.

ITEM  5     FULL  DESCRIPTION  OF  MATERIAL  CHANGE

               The Corporation announced that it has completed a private placement through Allen as underwriter, of 5,186,708 units at a price of US$0.60 per unit for gross proceeds of US$3,112,022.

               Each unit is comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one (1) common share at a price of US$0.72 per common share for a period of up to three years from April 4, 2002. The common shares and the common shares issuable upon exercise of the Warrants may be re-sold in the public markets once a registration statement has been declared effective by the U.S. Securities and Exchange Commission.

               The shares were purchased primarily by institutional investors, and these funds will be used for working capital and general operations.

               Allen is entitled to receive a commission fee in the amount of $140,000 and 100,000 warrants to purchase shares of the Company, exercisable for a period of three years at a price of $0.72 per common share. Furthermore, Allen shall have the right, subject to applicable law and regulations, to purchase up to 234,000 units (the "Units") consisting of one Share and warrant (all on the same terms as Subscribers purchasing in the Offering) such that the number of Warrants associated with the Shares purchased by Allen would equal up to 175,500 Warrants (with each of such Warrants exercisable at price of $0.72 per share). The price of each Unit shall be $0.60, and Allen shall have until April 30, 2002 to elect to purchase the Units, after which time the right to purchase the 234,000 Units (and the associated 175,500 Warrants) shall cease.

ITEM  6     RELIANCE  ON  CONFIDENTIALITY  PROVISIONS

               Not  applicable.

ITEM  7     OMITTED  INFORMATION

               Not  applicable.

ITEM  8     SENIOR  OFFICERS

               For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, Extension 275.

The foregoing accurately discloses the material change referred to herein.


DATED at Toronto, Ontario, this 5th day of April, 2002.


                                      DIVERSINET  CORP.


                                      PER:  "DAVID  HACKETT
                                          --------------------------------------
                                          DAVID HACKETT, CHIEF FINANCIAL OFFICER

                                                                   COMPUTERSHARE

                                                               INVESTOR SERVICES

                                           Computershare Trust Company of Canada
                                                         100  University  Avenue
                                                                Toronto, Ontario
April 2, 2002                                                            M5J 2Y1
                                                          Telephone 416-981-9500
To:  British Columbia Securities Commission               Facsimile 416-981-9800
     Ontario Securities Commission                         www.computershare.com
     The Canadian Venture Exchange - CDNX
     The NASDAQ Stock Exchange                                            CANADA
     U.S. Securities & Exchange Commission                             Australia
                                                                 Channel Islands
                                                                       Hong Kong
                                                                         Ireland
                                                                     New Zealand
                                                                     Philippines
                                                                    South Africa
                                                                  United Kingdom
                                                                             USA
Dear  Sirs:

Subject:  DIVERSINET  CORP.
--------

We confirm that the following English material was sent by pre-paid mail on April 1, 2002 to all non-registered shareholders of the subject Corporation whose names appear on the Corporations Supplemental Mailing List as defined in the Canadian Securities Administrators National Policy Statement No. 41:

1.   First  Quarter  Fiscal  2002  Results

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours  truly,




Signed
Michael  Lee
Assistant  Account  Manager
Stock  Transfer  Services
(416)  263-9644
(416)  981-9800  Fax